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MAIL
RECEIVED
PROCESSING
MAR 0 1 2002
WASH.
354

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-48974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

EIM Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Madison Avenue, 22nd Floor
(No. and Street)

New York	New York	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Manzo — (212) 809-7171
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	New York	New York	10105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/9/2002

EIM Securities (USA) Inc.

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities Subordinated to Claims of General Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemptive Provision under Rule 15c3-3.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

660 Madison Avenue, 22nd Floor
New York, New York 10021

Tel: (212) 371-9000
Fax: (212) 371-9111


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholder of
EIM Securities (USA) Inc.:

We have audited the accompanying statement of financial condition of EIM Securities (USA) Inc. (a Delaware corporation) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Future Trading Commission. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of EIM Securities (USA) Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Arthur Andersen LLP

New York, New York
February 18, 2002

EIM SECURITIES (USA) INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH	$ 657,943
DUE FROM RELATED PARTIES	493,428
FIXED ASSETS, net of accumulated depreciation of $190,858	335,397
OTHER ASSETS	123,798
PREPAID EXPENSES	103,822
Total assets	$1,714,388

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 322,375
Due to related party	12,391
Deferred rent	65,549
Total liabilities	400,315
SHAREHOLDER'S EQUITY:	
Capital stock	1,601,533
Accumulated deficit	(287,460)
Total shareholder's equity	1,314,073
Total liabilities and shareholder's equity	$1,714,388

The accompanying notes are an integral part of this statement.

EIM SECURITIES (USA) INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION

EIM Securities (USA) Inc. (the "Company") was incorporated under the name European Investment Managers, Inc. under the laws of the State of Delaware on October 11, 1991, and the name of the Company was changed to its present name on March 22, 1999. The Company is a wholly owned subsidiary of EIM Holding (USA) Inc. (the "Parent"), which is owned by EIM Holding Luxembourg SA ("Luxembourg"). The Company is a registered broker-dealer in securities with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is also registered as an introducing broker with the Commodities Futures Trading Commission and is a member of the National Futures Association. The Company was formed for the purpose of acting as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors and implementing the private placement of securities. The Company is a (k)(2)(i) broker-dealer and exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Referral fees are recognized on an accrual basis. However, certain referral fees are received from third-party funds through affiliates. Under those arrangements, accruals are based on fees received by the affiliates and not remitted to the Company. The accrual does not include fees to be collected from the third-party fund by the affiliate. Such fees are recorded on a cash basis, given the uncertainty and timing of such payments.

Fixed Assets

Furniture, fixtures, equipment and leasehold improvements are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method based upon their estimated useful lives.

3. INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Temporary differences between recorded amounts and the tax basis of assets and liabilities are recorded at current income tax rates as deferred tax assets and liabilities. As of December 31, 2001, the Company had a net operating loss carryforward which has been fully offset by a valuation allowance.

4. COMMITMENTS

The Company's premises are subleased under an operating lease, which expires on August 31, 2008. Minimum future rental commitments are as follows:

	Amount
Year ending December 31:	
2002	$ 621,437
2003	629,904
2004	646,837
2005	655,304
2006	672,237
Thereafter	1,134,506
Minimum future rentals	$ 4,360,225

5. RETIREMENT PLAN

The Company has a noncontributory 401(k) plan which covers substantially all employees who have completed three months of service and elect to participate.

6. RELATED PARTY TRANSACTIONS

The Company receives fees for the referral of investors to offshore hedge funds. These fees are collected by an affiliate and paid to the Company. The Company also receives fees for the referral of investment advisory clients to an affiliate. As of December 31, 2001, the Company is still owed $258,600 by various affiliates relating to these referral fees.

The Company also currently pays operating expenses on behalf of another U.S. affiliate, which is fully reimbursable. As of December 31, 2001, the Company is owed $234,828 for payment of such expenses. The Parent paid $12,391 for state and local taxes on behalf of the Company, which was outstanding as of December 31, 2001.

7. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of net capital which shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $257,628, which was $230,940 in excess of its required net capital of $26,688. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was 1.55 to 1.


ANDERSEN

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL PURSUANT TO SEC RULE 17A-5 AND CFTC REGULATION 1.16

February 18, 2002

To the Shareholder of
EIM Securities (USA) Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of EIM Securities (USA) Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC") and rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 of the CFTC and rule 17a-5(g) of the SEC in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's and SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Regulation 1.16 of the CFTC and Rule 17a-5(g) of the SEC lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC and SEC to be adequate for its purposes in accordance with the Commodity Exchange Act, Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the CFTC's and SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the CFTC, the SEC, the National Association of Securities Dealers, Inc., the National Futures Association and other regulatory agencies that rely on Regulation 1.16 of the CFTC and rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
February 18, 2001